SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                 RYANAIR ANNOUNCES SEVEN NEW ROUTES FROM LONDON

           TO BELGIUM, HOLLAND, GERMANY, FRANCE, ITALY AND BLACKPOOL

Ryanair, Europe's No.1 low fares airline, today (Thursday, 6th March 2003) announced seven new routes from London Stansted Airport to Ostend (Bruges) in Belgium, Groningen in Holland, Leipzig (Altenburg) in Germany, Palermo in Italy, Bergerac and Rodez in France and Blackpool. THE NEW ROUTES WILL COMMENCE ON 1ST MAY 2003, with fares starting from just GBP29.99 (including taxes).




LONDON Stansted TO:                    FARES FROM                  START DATE                 FREQUENCY

                                        (ONE-WAY)


BERGERAC                                 GBP29.99                   1ST MAY 2003                1 x daily

BLACKPOOL                                GBP29.99                   1ST MAY 2003                2 x daily

GRONINGEN                                GBP29.99                   1ST MAY 2003                1 x daily

LEIPZIG                                  GBP29.99                   1ST MAY 2003                1 x daily

OSTEND                                   GBP29.99                   1ST MAY 2003                1 x daily

PALERMO                                  GBP59.99                   1ST MAY 2003                1 x daily

RODEZ                                    GBP39.99                   1ST MAY 2003                1 x daily



Announcing details of the seven new routes in London today, Ryanair's Chief Executive, Michael O'Leary said:


        "Ryanair expects to carry up to 24 million passengers across the UK and Europe over the coming year. Since we started flying there in 1989, we have already carried more than 30 million passengers through Stansted Airport.

        "Today, we are bringing even more choice to British consumers with the announcement of 7 new routes to Ostend (Bruges) in Belgium, Groningen in Holland, Leipzig (Altenburg) in Germany, Palermo in Italy, Bergerac and Rodez in France and Blackpool. These new routes will add 105 flights per week to our extensive network, and will bring Ryanair up to 115 routes across 16 countries.

        "These 7 new routes will commence on 1st May 2003, and fares are starting from as low as GBP29.99 (inc. tax) - visitors to London will continue to benefit from Ryanair's low fares, and No.1 on-time punctuality from more European destinations.

        "These new routes and low fares are available right now at www.ryanair.com, Europe's No.1 travel website, and we would advise customers to book early as demand for these seven new routes will be huge".

Ends. Thursday, 6th March 2003

For further information: Paul Fitzsimmons Pauline McAlester

Ryanair Murray Consultant

Tel: 00 353 1 8121228  Tel: 00 353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 March 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director